CATHAY PACIFIC

Cathay Pacific Airways Limited
Company Secretary's Department
35th Floor, Two Pacific Place
88 Queensway, Hong Kong
Telephone : (852) 2840 8869
Facsimile : (852) 2845 5445
www.cathaypacific.com

RECEIVED
2007 APR -2 A 10:22
OFFICE OF INTERNATIONAL CORPORATE FINANCE

Our Ref: CSA/CPA6/5(e)

21st March 2007

07022052

SUPPL

By Registered Airmail

Securities and Exchange Commission
Office of International Corporate Finance
Division of Corporation Finance
450 Fifth Street, N.W.
Washington, DC 20549
U.S.A.

Dear Sir/Madam,

Cathay Pacific Airways Limited (the "Company")
File No. 82-1390

Pursuant to our obligation under Rule 12g3-2(b) of the Securities and Exchanges Act of 1934, we are pleased to enclose herewith a copy of the shareholders' circular of the Company for your record.

Yours faithfully,
For CATHAY PACIFIC AIRWAYS LIMITED

PROCESSED
APR 06 2007
THOMSON FINANCIAL

David Fu
Company Secretary

FL/wc
Encl.

c.c.: Judy Kang, ADR Relationship Management - Asia/Pacific, The Bank of New York (w/e, by e-mail: judykang@bankofny.com)
Ms. Irene Fung, Vice President, The Bank of New York, H.K. (w/e, by hand)

dlw 4/2

THIS CIRCULAR IS IMPORTANT AND REQUIRES YOUR IMMEDIATE ATTENTION

If you are in any doubt as to any aspect of this circular, or as to the action to be taken, you should consult a licensed securities dealer, bank manager, solicitor, professional accountant or other professional adviser.

If you have sold or transferred all your shares in Cathay Pacific Airways Limited, you should at once hand this circular to the purchaser or transferee or to the bank, licensed securities dealer or other agent through whom the sale or transfer was effected for transmission to the purchaser or transferee.

Cathay Pacific Airways Limited

(Incorporated in Hong Kong with limited liability)
(Stock Code: 293)

Continuing Connected Transactions with DHL

Independent Financial Adviser:

COMMERZBANK

Commerzbank AG Hong Kong Branch

CATHAY PACIFIC

A letter from the Independent Board Committee is set out on page 7 of this circular. A letter from Commerzbank AG containing its advice to the Independent Board Committee and the Shareholders is set out on pages 8 to 14 of this circular.

21st March 2007

CATHAY PACIFIC AIRWAYS LIMITED

(Incorporated in Hong Kong with limited liability)

Executive Directors
Christopher Pratt (Chairman)
Robert Atkinson
Philip Chen
Augustus Tang
Tony Tyler

Non- Executive Directors
Martin Cubbon
Henry Fan
Davy Ho
James Hughes-Hallett
Li Jiaxiang
Vernon Moore
Robert Woods
Zhang Lan
Leslie Chang (Alternate Director to Henry Fan)

Independent Non-Executive Directors
Peter Lee
Raymond Or
Jack So
Tung Chee Chen

Registered Office:
35th Floor
Two Pacific Place
88 Queensway
Hong Kong

To the Shareholders

21st March 2007

Dear Sir or Madam,

Continuing Connected Transactions with DHL

INTRODUCTION

Reference is made to the Company's announcements dated 17th October 2002, 27th June 2005 and 12th March 2007 and the 2005 Circular regarding the Transactions relating to the Services Agreement between AHK and DHL dated 17th October 2002, pursuant to which AHK provides to DHL Services in respect of the sale of space on certain cargo services operated by AHK in the Asian region for the carriage of DHL's air express materials.

For setting the annual caps of the Transactions from 2007 onwards, the Company is required to comply with the applicable requirements relating to continuing connected transactions under the Listing Rules.

The purpose of this circular is to provide you with the particulars of the Services, the letter from the Independent Board Committee, the letter from the independent financial adviser to the Independent Board Committee and the Shareholders and other information required by the Listing Rules.

The Transactions

Pursuant to the Services Agreement, AHK provides to DHL the Services.

The terms of the Services Agreement are consistent with normal business practices. Payment is made in cash by DHL to AHK against invoice presented monthly within 30 days from the date of receipt of the invoice.

The Term of the Services Agreement is for the period from 17th October 2002 to 31st December 2018, with an option exercisable by DHL to extend beyond 31st December 2018 for a period to be agreed by the parties. It may be terminated before expiration of the full term in certain circumstances, including upon material default by a party and continuing force majeure.

The Directors consider that the Term, being more than three years, is of normal business practice due to AHK's significant investment in acquisition of freighter aircraft, which are depreciated over at least 20 years, for provision of the Services.

Pricing Basis and Annual Caps

The annual caps for the Services Agreement have been determined by reference to the actual amount of the Transactions in the four years ended 31st December 2006 set out below, to which a cushion of 30% has been added to provide flexibility for possible changes in the level of Services associated with the growth in AHK's aircraft fleet. In 2006, AHK took delivery of 2 Airbus A300-600F freighters and increased its fleet size from 6 to 8 such freighters. The full year effect of the associated growth in the capacity of the Services will be reflected in 2007. In addition, an average 7.84% annual increment on the annual caps provides a reasonable buffer for possible changes in the level of Services associated with the growth in AHK's aircraft fleet. On the basis of the prices negotiated at an arm's length with DHL in respect of the capacity to be provided for the Services, the Directors estimate that the annual caps of the Transactions will not exceed the amounts set out below:

	2002	2003	2004	2005	2006
(HK$ million)	Actual	Actual	Actual	Actual	Actual
Services	43	322	715	1,167	1,369

	2007	2008	2009	2010	2011	2012
(HK$ million)	Cap	Cap	Cap	Cap	Cap	Cap
Services	2,210	2,470	2,730	2,990	3,250	3,510

	2013	2014	2015	2016	2017	2018
(HK$ million)	Cap	Cap	Cap	Cap	Cap	Cap
Services	3,770	4,030	4,290	4,550	4,810	5,070

Reasons for, and benefits of, the Transactions

The provision of air cargo capacity to DHL is part of the normal commercial activity of the Company and AHK in the ordinary and normal course of their business that makes substantial

contribution to the Company's and AHK's revenue and profitability. The Directors consider that the terms of the Transactions are fair and reasonable and in the interests of the Company and the Shareholders as a whole.

Connection between the parties

DHL is a connected person of the Company because of its 40% attributable interest in the Company's subsidiary AHK.

Compliance with the Listing Rules

As the highest of the relevant percentage ratios as defined under Rule 14.07 of the Listing Rules (other than the profits ratio) in respect of the Transactions will, on an annual basis, be more than 2.5%, the Company has to comply with the announcement, reporting and shareholders' approval requirements under Rule 14A.35 of the Listing Rules.

Commerzbank AG has been appointed as Independent Financial Adviser to advise the Independent Board Committee and the Shareholders on the annual caps for the Transactions, which are subject to independent shareholders' approval. The Company has received written approval from a closely allied group of shareholders, namely Swire and CITIC which currently own 1,572,332,028 shares (39.94%) and 687,895,263 shares (17.48%) respectively of the total issued share capital of the Company. Swire and CITIC are parties to the shareholders agreement in relation to Cathay Pacific referred to in the Company's announcement dated 8th June 2006. No shareholder would be required to abstain from voting if the Company were to convene a general meeting pursuant to Rule 14A.18. The Stock Exchange has granted a waiver to the Company from the requirement to hold a general meeting to approve the annual caps of the Transactions.

The Company will comply with the continuing obligations under Rules 14A.37-41 of the Listing Rules and will re-comply with the relevant Listing Rules after 31st December 2018 or if the annual caps are exceeded or when there is a material change to the terms of the Services Agreement.

Recommendation

Your attention is drawn to (i) the letter from the Independent Board Committee set out on page 7 of this circular which contains its recommendation to the Shareholders concerning the Transactions; and (ii) the letter from Commerzbank AG set out on pages 8 to 14 of this circular which contains their advice to the Independent Board Committee and the Shareholders in relation to the Transactions and the principal factors and reasons considered by them in formulating their advice.

Additional information

Your attention is also drawn to the information set out in the appendix to this circular.

By order of the Board
Cathay Pacific Airways Limited
Christopher Pratt
Chairman

21st March 2007

To the Shareholders

Dear Sir or Madam,

Continuing Connected Transactions with DHL

We refer to the circular dated 21st March 2007 of the Company ("Circular") of which this letter forms part. Terms defined in the Circular bear the same meanings herein unless the context otherwise requires.

We have been appointed to form the Independent Board Committee to consider the terms of the Transactions and to advise the Shareholders whether, in our opinion, the terms of the Transactions are fair and reasonable so far as the Shareholders are concerned. Commerzbank AG has been appointed to advise the Independent Board Committee and the Shareholders in respect of the terms of the Transactions (including the Term and the annual caps).

We wish to draw your attention to the letter from the Board set out on pages 4 to 6 of the Circular which contains, inter alia, information about the Transactions, and the letter of advice from Commerzbank AG set out on pages 8 to 14 of the Circular which contains their advice in respect of the terms of the Transactions (including the Term and the annual caps).

Having taken into account the advice of Commerzbank AG, we consider the terms of the Transactions (including the Term and the annual caps) to be fair and reasonable so far as the Shareholders are concerned and in the interest of the Company and the Shareholders as a whole.

Yours faithfully,
The Independent Board Committee
Peter Lee
Raymond Or
Jack So
Tung Chee Chen
Independent Non-Executive Directors

The following is the text of a letter received from Commerzbank AG setting out its opinion to the Independent Board Committee and the Shareholders in respect of the Transactions for inclusion in this Circular.

德國商業銀行

COMMERZBANK

(Public Limited Company Incorporated in the Federal Republic of Germany)

HONG KONG BRANCH

G.P.O. BOX 11378
HONG KONG

21/F, The Hong Kong Club Building
3A Chater Road, Central

telephone 28429666
telex 66 400 cbk hk hx
fax 28681414
swift COBAHK HX XXX

21st March 2007

The Independent Board Committee and the Shareholders of
Cathay Pacific Airways Limited
35th Floor, Two Pacific Place
88 Queensway
Hong Kong

Dear Sirs,

Continuing Connected Transactions with DHL

INTRODUCTION

We refer to our appointment as the independent financial adviser to advise the Independent Board Committee and the Shareholders in respect of the continuing connected transactions relating to the Services Agreement, details of which are set out in the circular dated 21st March 2007 (the "**Circular**"), which this letter forms part. Terms defined in the Circular shall have the same meanings when used in this letter unless the context requires otherwise.

The Directors announced on 12th March 2007 the annual caps of the Transactions from 2007 to 2018. As set out in the Circular, the Services Agreement was entered into between AHK and DHL on 17th October 2002, which was subsequently amended, pursuant to which AHK provides to DHL services in respect of the sale of space on certain cargo services operated by AHK in the Asian region for the carriage of DHL's air express materials.

Our role as the independent financial adviser to the Independent Board Committee is to give our advice to the Independent Board Committee and the Shareholders on the Services Agreement, including its Term, and the annual caps of the Transactions as to whether they are fair and reasonable and are in the interests of the Company and the Shareholders as a whole, and whether the Transactions are on normal commercial terms and in the ordinary and usual course of business of Cathay Pacific.

In formulating our advice, we have relied on the information and facts supplied to us by the Company. We have assumed that all information, opinions and representations contained or referred to in the Circular are true, complete and accurate and we have relied on the same. We have also relied on the representations of the Company that having made all due enquiries and careful decisions, and to the best of its knowledge and belief, there are no other facts or

representations, the omission of which would make any statement contained in the announcement, including this letter, misleading. We have also assumed that all information, statements and representations made or referred to in the Circular, which have been provided to us by the Company, and for which they are wholly responsible, are true, complete and accurate at the time they were made at the date of the Circular.

We consider that we have reviewed sufficient information to enable us to reach an informed view regarding the Services Agreement, the Term and the annual caps for the Transactions and to provide us with a reasonable basis for our advice. We have no reason to suspect that any material facts have been omitted or withheld, nor are we aware of any facts or circumstances which would render the information and representations made to us untrue, inaccurate or misleading. We have not, however, carried out any independent verification of the information provided by the Company, nor have we conducted any independent in-depth investigation into the business and affairs of the Group.

For setting the annual caps of the Transactions from 2007 to 2018, the Company is required to comply with the applicable requirements relating to the continuing connected transactions under the Listing Rules.

AHK is a 60% owned subsidiary of the Company. DHL is a connected person of the Company because of its 40% attributable interest in AHK. As such, the Services provided by AHK to DHL constitute continuing connected transactions under the Listing Rules.

PRINCIPAL FACTORS CONSIDERED

In assessing the Services Agreement, the Term and the annual caps of the Transactions and giving our independent financial advice to the Independent Board Committee and the Shareholders, we have taken into account the following principal factors and reasons:

A. BACKGROUND

1. The Company, DHL and AHK

The principal activity of the Company is the operation of scheduled airline services which are principally to and from Hong Kong, and other related services including airline catering, aircraft handling and engineering.

AHK is a regional air freight carrier and the principal activity of AHK is the operation of express air cargo transportation services to major cities in the Asia Pacific region.

DHL operates an international express cargo business.

2. The Services Agreement

Reference is made to the 2005 Circular and our letter contained therein. Pursuant to the Services Agreement, AHK provides to DHL the sale of space on certain cargo services operated by AHK in the Asian region for the carriage of DHL's air express materials. The Services Agreement is for a period from 17th October 2002 to 31st

December 2018, with an option exercisable by DHL to extend beyond 31st December 2018 for a period agreed by the parties. The Services Agreement may be terminated before expiration of the full term in certain circumstances, including upon material default by a party and continuing force majeure.

DHL express materials are given priority on those airline services which are provided to DHL by AHK. Space not taken up by DHL on those services is available for sale to other customers by AHK. In addition, DHL compensates AHK to the extent of space reserved for it but not occupied.

We have reviewed the Services Agreement and noted that DHL has agreed to pay (i) all costs incurred by AHK associated with the performance of the duties by AHK under the Services Agreement; and (ii) an agreed percentage on the capital employed by AHK. We have discussed with the Directors and understand that DHL is a major customer of AHK, and the Services Agreement provides a degree of certainty for AHK to allocate its cargo space on its airline services in advance. We understand that since the scope of work provided by AHK to its customers is not identical, it would be impracticable to compare whether the pricing for the Services adopted in the Services Agreement would be the same as that provided to other customers. However, the Directors have confirmed that the Services Agreement was entered into on terms no more favourable to DHL than those which Cathay Pacific would offer to independent third parties. In addition, we have also discussed with the Directors the Group's overall pricing mechanism in similar contracts, and the Directors confirmed that all prices were and would be negotiated at an arm's length negotiation, taking into consideration the capacity requested by the customers and the duration of the contracts.

3. The Term

Reference is made to the 2005 Circular and our letter contained therein. We note that the Services Agreement is for a term of approximately 16 years, which exceeds the three year term as set out in Rule 14A.35 of the Listing Rules. However, we understand from the Directors that (i) the Services Agreement provides the Group with a stable and profitable contract with DHL, which Services accounted for approximately 6% and 9% of the overall air cargo business of the Group for the year ended 31st December 2004 and 2005, respectively; (ii) AHK's significant time and investment in acquisition of freighter aircraft, which are depreciated over at least 20 years; and (iii) the securing of a long term contract with a reputable customer, which is one of the world's leading logistics companies.

We have reviewed research reports and noted that a new aircraft takes approximately 24 months from order to delivery, with an average economic life of approximately 27 years. We have also discussed with the Directors and understand that AHK does not have other similar long-term contracts with third parties in respect of cargo services. We understand that the Company uses large freighter aircraft for general cargo. Pursuant to the Services Agreement, AHK has to acquire small freighter aircraft to cater for DHL's express cargo (for small volume and quick turnaround). As such, the long-term nature of the Services Agreement simply reflects the special need for AHK to acquire different types of aircraft for use by DHL.

Given (i) the capital nature and time required for acquiring an aircraft; (ii) the Services Agreement was originally entered into on 17th October 2002 (as subsequently amended), which terms were negotiated on an arm's length basis and on normal commercial terms; and (iii) the Services Agreement provides a stable and profitable business to the Company (i.e. cost plus an agreed percentage on the capital employed by AHK), we are of the view that limiting the term of this agreement to three years will not be beneficial to the interests of the Company and the Shareholders as a whole as the Group will not then be able to fully recover the investment in freighter aircraft and to fully utilise the commercial benefits to be brought by the Services Agreement.

In this connection, summarising all of the above as a whole, we confirm that it is normal business practice for the Services Agreement to be of a long-term nature.

B. BASIS OF THE ANNUAL CAPS

4.1 Reasons for the annual caps

For setting the annual caps of the Transactions from 2007 onwards, the Company is required to comply with the announcement, reporting and shareholders' approval requirements under Rule 14A.35 of the Listing Rules.

As set out in the letter from the board, the annual caps for the Services Agreement have been determined by reference to the actual amount of the Transactions in the four years ended 31st December 2006 set out below, to which a cushion of 30% has been added to provide flexibility for possible changes in the level of Services associated with the growth in AHK's aircraft fleet. The Company proposes to set the following annual caps for the Transactions:

	2002	2003	2004	2005	2006
(HK$ million)	Actual	Actual	Actual	Actual	Actual
Services	43	322	715	1,167	1,369

	2007	2008	2009	2010	2011	2012
(HK$ million)	Cap	Cap	Cap	Cap	Cap	Cap
Services	2,210	2,470	2,730	2,990	3,250	3,510

	2013	2014	2015	2016	2017	2018
(HK$ million)	Cap	Cap	Cap	Cap	Cap	Cap
Services	3,770	4,030	4,290	4,550	4,810	5,070

4.2 Basis of the annual caps

In determining whether the above annual caps proposed by the Company are fair and reasonable and are in the interests of the Shareholders, we have reviewed and discussed with the Directors the basis for setting the respective annual caps for the Transactions.

We have discussed with the Directors and noted that the proposed annual caps are determined based on (i) the actual historical annual value of the Transactions; (ii) the internal projections of the Group's overall air cargo business, taking into account the estimated future demand of air cargo services for DHL in light of the economic environment, in particular, the Asia Pacific region; and (iii) an average 7.84% annual increment on the annual caps from 2007 to 2018, which provides a reasonable buffer for possible changes in the level of Services associated with the growth in AHK's aircraft fleet. We note that, in 2006, AHK took delivery of two Airbus A300-600F freighters and increased its fleet size from 6 to 8 such freighters. The full year effect of the associated growth in the capacity of the Services will be reflected in 2007.

In arriving at our opinion on the annual caps, we have discussed with the Directors and have conducted research on the air cargo industry in the Asia Pacific region. We set out below our analysis, as follows:

4.2.1 The Group's existing air cargo business and expansion plan

The Group is one of the prominent airlines offering both cargo and passenger services to various destinations around the world. The provision of air cargo capacity to DHL is part of the normal commercial activity of the Company and AHK and is in the ordinary and normal course of their businesses. In accordance with the Company's latest annual reports, air cargo turnover accounted for approximately 27% and 25% of the Group's turnover for the year ended 31st December 2004 and 2005 respectively. We note that the Services constituted approximately 6% and 9% of the overall air cargo business of the Group for the year ended 31st December 2004 and 2005 respectively.

We note from the Company's annual and interim reports that AHK has eight Airbus A300-600F freighter aircraft as at 30th June 2006 and that the Company has placed an order in June 2006 for 6 new Boeing 747-400ERF freighters for delivery in 2008 and 2009.

4.2.2 Analysis of the annual cap for the year ending 31st December 2007

As set out in the letter from the board, the actual amounts of the Transactions for the year ended 31st December 2005 and 2006 were HK$1,167 million and HK$1,369 million respectively. We note that there is an approximately 61% increase in the annual cap of the Transactions for 2007 as compared to the actual amount of the Transactions for 2006. We have discussed with the Directors and have reviewed the Company's latest annual report. We note that such increase was mainly attributable to (i) the Directors' belief that Hong Kong continues to play an important role as the gateway to the Pearl River Delta, with demand to Europe, Japan and the United States remaining strong; and (ii) AHK having taken delivery of two A300-600F freighter aircraft in 2006, which increased its fleet size from 6 to 8 freighters, and for which the full year effect of the associated growth in the capacity of the Services will be reflected in 2007.

In addition, we have also reviewed the latest interim report of Deutsche Post AG (one of the world's leading logistic companies and the holding company of DHL) for the period

from January to September 2006 and noted that revenue in the Asia Pacific region recorded a 22% growth for the first 9 months of 2006 compared to the same period in 2005. The company believes that the PRC has an enormous growth potential as a result of the opening up to global trade. As discussed in the interim report, we note that DHL has commissioned a new central hub at the Hong Kong International Airport with the largest and most modern freighter centre in the region, and the investments in the construction of DHL's new headquarters in Beijing, which are major developments of DHL's Asian strategy.

4.2.3 Analysis of the annual caps for 2008 to 2018

We note that the annual caps for 2008 to 2018 represent an average 7.84% annual increment from the annual cap for 2007. We have reviewed the latest world air cargo forecast 2006 – 2007 issued by leading aircraft manufacturers. We note that the intra-Asia air cargo market is projected to continue to experience steady growth in the coming years, far faster than world averages. Asian air cargo market will continue to lead the world air cargo industry, with intra-Asia market expanding at an average of approximately 8.6% per year from 2005 to 2025. We note that such increase in the intra-Asia air cargo industry is mainly driven by (i) the intra-Asia economic and traffic growth; and (ii) the implementation of globalisation and increased foreign direct investment in the Asia Pacific region, which lead to increased frequencies and more direct air services.

(i) the intra-Asia economic and traffic growth

In relation to the air cargo traffic, the intra-Asia air cargo market constitutes 15.9% of the world's air cargo traffic in tonnage in 2006. In the coming years, Asia will continue to lead the world's air cargo traffic which has sustained a robust 10.8% average annual growth rate for the past two decades. As a result of improving Asian economic growth, the continued economic growth of the PRC's economy, which has recorded an approximately 10% economic growth in 2006, and the expected reduction of trade barriers will provide an increase in air traffic opportunities.

(ii) Globalisation and network development

We note from market research reports that the continuing trend towards globalisation of sourcing, manufacturing, assembly and distribution has accounted for a significant proportion of the air cargo growth rate in Asia. The continuous improvement and expansion of airport infrastructure and airport improvements are expected to stimulate the air cargo traffic in the region.

We have discussed with the Directors and were advised that AHK would consider acquiring or leasing additional freighters to capture the growth opportunities of the intra-Asia air cargo market. Based on the above, we are of the view that the annual caps from 2008 to 2018 with average 7.84% annual increment of the annual cap from 2007 are fair and reasonable against the projected average 8.6% annual growth in the intra-Asia air cargo industry during the next two decades.

4.3 Our conclusion

We have reviewed the Services Agreement, its Term and the annual caps with reference to: (i) the historical figures of the annual value of the Transactions and the expansion strategy of the Group; (ii) the projected steady growth of the air cargo business and the overall positive outlook of the air cargo business in the Asia Pacific region; (iii) the Company's fleet growth and DHL's business strategy in the Asia Pacific region; and (iv) the securing of a reputable and stable customer with profound experience in the delivery services, which makes substantial contribution to the revenue and profitability of the Group.

When setting the annual caps for the Services, the Directors have made projections of the Services which are based on, amongst other factors, both overall macro environment of the air cargo business and specific strategies and co-operation potential between AHK and DHL. The annual caps for the years from 2007 to 2018 is considered by the Directors to include a reasonable buffer for future growth of the air cargo business with DHL.

Having considered the above principal factors and reasons, and given:

(i) the Directors' view that the provision of air cargo capacity to DHL is part of the normal commercial activity of the Company and AHK, is in the ordinary and normal course of their businesses; and on terms no more favourable to DHL than those offered to independent third parties;

(ii) the significant investment in the acquisition of freighter aircraft, and that the securing of a long-term and reputable customer makes substantial and stable contribution to the Group's revenue and profitability;

(iii) it is normal business practice of the Company for the Services Agreement to be of a long-term nature (i.e. being more than 3 years) in order to fully utilise the commercial benefits to be brought by the Services Agreement; and

(iv) that the Company will comply with the continuing obligations under Rules 14A.37-41 of the Listing Rules and will re-comply with the relevant Listing Rules after 31st December 2018 or if the annual caps are exceeded, or when there is a material change to the terms of the Services Agreement,

we are of the view that the terms of the Services Agreement, its Term and the annual caps are fair and reasonable and are in the interests of the Company and the Shareholders as a whole.

Yours faithfully,
For and on behalf of
Commerzbank AG Hong Kong Branch

Kenneth Chan
Head of Corporate Finance

Cynthia Wong
Corporate Finance

RESPONSIBILITY STATEMENT

This document includes particulars given in compliance with the Listing Rules for the purpose of giving information with regard to the Company.

The Directors collectively and individually accept full responsibility for the accuracy of the information contained in this document and confirm, having made all reasonable enquiries, that to the best of their knowledge and belief there are no other facts the omission of which would make any statement herein misleading.

MATERIAL ADVERSE CHANGE

The Directors confirm that, as at the Latest Practicable Date, the Directors are not aware of any material adverse change in the financial or trading position of the Group since 31st December 2006, being the date to which the latest published audited accounts of the Company were made up.

DISCLOSURE OF INTERESTS

(a) Share Interests of Directors and Chief Executive

Save as disclosed below, as at the Latest Practicable Date, none of the Directors or chief executive of the Company had any interests or short positions in the shares, underlying shares and debentures of the Company or any associated company (within the meaning of the SFO), which (a) were required to be notified to the Company and the Stock Exchange pursuant to Divisions 7 and 8 of Part XV of the SFO (including interests and short positions which they have taken or deemed to have taken under such provisions of the SFO); or (b) were required pursuant to section 352 of the SFO to be entered in the register referred to therein; or (c) were required, pursuant to the Model Code to be notified to the Company and the Stock Exchange.

<u>Interests in shares of Cathay Pacific</u>

Name of Director	Capacity	Long or short position	Number of ordinary shares in the Company	Percentage of issued capital
Philip Chen	Beneficial owner	Long position	9,000	0.00023%
Tony Tyler	Beneficial owner	Long position	5,000	0.00013%

(b) Substantial shareholders

Save as disclosed below, the Directors and chief executive of the Company are not aware that there was any party who, as at the Latest Practicable Date, had an interest or short position in the shares and underlying shares (including options) of the Company which would fall to be disclosed to the Company under Divisions 2 and 3 of Part XV of the SFO:

Interests in shares of Cathay Pacific

Name	Number of ordinary shares	Long or short position	Percentage of issued capital
Air China Limited	2,948,122,554	Long position	74.98%
China National Aviation Holding Company	2,948,122,554	Long position	74.98%
China National Aviation Company Limited	2,948,122,554	Long position	74.98%
CITIC Pacific Limited	2,948,122,554	Long position	74.98%
Swire Pacific Limited	2,948,122,554	Long position	74.98%
John Swire & Sons Limited	2,948,122,554	Long position	74.98%

Note: As at the Latest Practicable Date,

(a) Under Section 317 of the SFO, each of Air China Limited, China National Aviation Company Limited, CITIC Pacific Limited and Swire Pacific Limited, being a party to the Shareholders' Agreement in relation to the Company dated 8th June 2006, is deemed to be interested in a total of 2,948,122,554 shares of the Company, comprising:

(i) 1,572,332,028 shares directly held by Swire Pacific Limited;

(ii) 687,895,263 shares indirectly held by CITIC Pacific Limited and its wholly owned subsidiary Super Supreme Company Limited, comprising the following shares held by their wholly owned subsidiaries: 286,451,154 shares held by Custain Limited, 189,976,645 shares held by Grand Link Investments Holdings Ltd., 21,809,399 shares held by Perfect Match Assets Holdings Ltd., and 189,658,065 shares held by Smooth Tone Investments Ltd.

(iii) 288,596,335 shares indirectly held by China National Aviation Company Limited, via its wholly owned subsidiary Angel Paradise Ltd.; and

(iv) 399,298,928 shares indirectly held by Air China Limited and its subsidiary Total Transform Group Limited, comprising the following shares held by their wholly owned subsidiaries: 191,922,273 shares held by Easerich Investments Inc. and 207,376,655 shares held by Motive Link Investments Inc.

(b) Air China Limited is deemed to be interested in the 288,596,335 shares indirectly held by its subsidiary China National Aviation Company Limited.

(c) China National Aviation Holding Company is deemed to be interested in a total of 2,948,122,554 shares of the Company, in which its subsidiaries Air China Limited and China National Aviation Company Limited are deemed interested.

(d) John Swire & Sons Limited and its wholly owned subsidiary John Swire & Sons (H.K.) Limited are deemed to be interested in a total of 2,948,122,554 shares of the Company by virtue of the John Swire & Sons Limited group's direct or indirect interest in shares of Swire Pacific Limited representing approximately 34.03% of the issued capital and approximately 54.65% of the voting rights.

(c) Details of options granted by the Company

The Company adopted a share option scheme (the "Scheme") on 10th March 1999 under which options to subscribe for 68,327,000 shares of the Company at the exercise price of HK$7.47 per share were granted on 15th March 1999 to flight deck crew who paid HK$1 each on acceptance of their share options. The Scheme has been closed and no share options are available for issue under the Scheme. None of the Directors or chief executive was granted any share options under the Scheme.

Other than in limited circumstances, the options in relation to 50% of the shares became exercisable on 15th March 2002, and the balance on 15th March 2004. The options will, except in limited circumstances, be exercisable until 14th March 2009.

As at the Latest Practicable Date, options to subscribe for 7,935,000 shares of the Company were outstanding, the details of which are as follows:

Date of grant	Number of share options outstanding as at the Latest Practicable Date	Option period	Subscription price per share HK$
15/03/1999	7,935,000	15/03/1999 – 14/03/2009	7.47

(d) Substantial shareholders in the Company's subsidiaries

So far as is known to any Director or chief executive of the Company, as at the Latest Practicable Date, the following persons were interested in 10% or more of the issued capital carrying rights to vote at general meetings of the following subsidiaries of the Company:

Name of subsidiary	Name of shareholder	Number and class of shares held	Percentage of shareholding
Abacus Distribution Systems (Hong Kong) Limited	PCCW Enterprises Limited	5,778,945 ordinary shares	37.04%
AHK Air Hong Kong Limited	DHL Worldwide Express BV	36,268,000 "B" ordinary shares	40%
CLS Catering Services Limited	LSG Lufthansa Services GmbH	132,032 common shares	40%

(e) Directors' interests in competing businesses

Christopher Pratt, Philip Chen and Li Jiaxiang are directors of Air China Limited. Air China Limited competes or is likely to compete, either directly or indirectly, with the business of the Company as it operates airline services to certain destinations which are also served by the Company.

The Directors consider that the Group is capable of and does carry on its business independently of, and on arm's length basis with, the competing business of Air China Limited.

(f) Other interests of Directors

Philip Chen, Martin Cubbon, Davy Ho, James Hughes-Hallett and Christopher Pratt are all directors of Swire. They are also employees of the John Swire & Sons Limited group ("Swire Group"), so are Robert Atkinson and Tony Tyler. Henry Fan, Vernon Moore and Leslie Chang are directors and employees of CITIC. Swire, John Swire & Sons Limited and CITIC are substantial shareholders of the Company, as noted above.

The Company has an agreement for services (the "JSS Agreement") with John Swire & Sons (H.K.) Limited ("JSSHK"), pursuant to which JSSHK provides advice and expertise of the directors and senior officers of the Swire Group, full or part time services of members of the staff of the Swire Group, other administrative and similar services and such other services as may have been agreed from time to time.

In return for these services, JSSHK receives annual service fees calculated as 2.5% of the Company's consolidated profit before taxation and minority interests after certain adjustments. The Company also reimburses the Swire Group for all the expenses incurred in the provision of the services at cost.

The JSS Agreement took effect from 1st January 2005 and will terminate on 31st December 2007. However it is renewable for successive periods of three years thereafter unless either party to it gives to the other notice of termination of not less than three months expiring on any 31st December.

As directors and/or employees of the Swire Group, Robert Atkinson, Philip Chen, Martin Cubbon, James Hughes-Hallett, Davy Ho, Christopher Pratt, Tony Tyler and Robert Woods are interested in the JSS Agreement.

(g) Interests in assets

As at the Latest Practicable Date, none of the Directors and the expert whose name is referred to in the paragraph headed "Consent and Expert" in this appendix has or has had any interest, direct or indirect, in any assets which have been, since 31st December 2006, being the date to which the latest published audited accounts of the Group were made up, acquired or disposed of by or leased to any member of the Group, or are proposed to be acquired or disposed of by or leased to any member of the Group.

(h) Service contracts

No Director has a service contract with the Company which is not determinable by the Company within one year without payment of compensation (other than statutory compensation).

CONSENT AND EXPERT

Commerzbank AG has given and has not withdrawn its written consent to the issue of this Circular with the inclusion of its letter as set out in this Circular and references to its name in the form and context in which they respectively appear in this Circular.

QUALIFICATION OF EXPERT

The following is the qualification of the expert which has given its opinion or advice which is contained in this Circular:

Name	Commerzbank AG
Qualification	Commerzbank AG, acting through its Hong Kong branch, a licensed bank under the Banking Ordinance and an authorised financial institution under the SFO to conduct type 1 (dealing in securities), type 4 (advising on securities) and type 6 (advising on corporate finance) regulated activities as set out in Schedule 5 to the SFO, and appointed as the independent financial adviser to the Independent Board Committee.

As at the Latest Practicable Date, Commerzbank AG does not have any shareholding interest, directly or indirectly, in any member of the Group nor the right (whether legally enforceable or not) to subscribe for or to nominate any person to subscribe for securities in any members of the Group.

DOCUMENT AVAILABLE FOR INSPECTION

A copy of the Services Agreement is available for inspection by Shareholders during normal business hours at the registered office of the Company at 35th Floor, Two Pacific Place, 88 Queensway, Hong Kong on weekdays other than public holidays up to and including 4th April 2007.

POLL PROCEDURE

Under the articles of association of the Company, at any general meeting, on a show of hands every member present in person shall have one vote and on a poll every member present in person or by proxy shall have one vote for every fully paid up share of which he is the holder. A resolution put to the vote of a meeting shall be decided on a show of hands unless, before or on the declaration of the result of the show of hands or of the withdrawal of any other demand for a poll, a poll is duly demanded. Article 72 of the Company's articles of association, provides that, subject to the provisions of the Companies Ordinance, a poll may be demanded by:

(i) the chairman of the meeting; or

(ii) at least three members present in person or by proxy and entitled to vote at the meeting; or

(iii) any member or members present in person or by proxy and representing in the aggregate not less than one-tenth of the total voting rights of all members having the right to attend and vote at the meeting; or

(iv) any member or members present in person or by proxy and holding shares conferring a right to attend and vote at the meeting on which there have been paid up sums in the aggregate equal to not less than one-tenth of the total sum paid up on all shares conferring that right.

備查文件

由現時至二零零七年四月四日（包括該日）期間除公眾假期外各工作日的一般辦公時間內，股東可於公司的註冊辦事處（地址為香港金鐘道八十八號太古廣場二座三十五樓）查閱服務協議的副本。

投票程序

根據公司章程，於任何股東大會上，如以舉手方式表決，每名親身出席的股東可投一票，而如以投票方式表決，則每名親身或委任代表出席的股東每持有一股繳足股份可投一票。每項提呈進行投票的決議案將以舉手方式表決，除非在宣佈舉手表決結果或撤回任何其他投票要求之時或之前，正式要求以投票方式表決。公司章程第 72 條規定，在符合公司條例的條文下，以下人士可要求以投票方式表決：

(i) 大會主席；或

(ii) 至少三名親身或委任代表出席大會並有權在會上投票的股東；或

(iii) 一名或多名親身或委任代表出席的股東，其所持權益佔有所有有權出席大會並於會上投票的股東投票權的十分之一；或

(iv) 持有有權出席大會並於會上投票的股份（該等股份已繳足股款不少於賦予該權利的所有股份已繳足股款總額十分之一）的任何一名或多名親身或委任代表出席的股東。

太古協議由二零零五年一月一日開始生效，將於二零零七年十二月三十一日終止。除非協議任何一方於任何一年的十二月三十一日期滿前給予另一方不少於三個月通知終止協議，否則協議將於此後每三年續期一次。

顏堅信、陳南祿、郭鵬、何禮泰、何祖英、白紀圖、湯彥麟及韋立邦爲太古集團董事及/或僱員，在太古協議中有利益關係。

(g) 資產權益

於最後可行日期，董事及在本附錄內題爲「同意書及專業人士」一段所提及的專業人士，概無並且未曾在集團任何成員公司自二零零六年十二月三十一日（即集團最近一次公佈的經審核賬目的編製結算日期）以來所購買、出售或租賃或建議購買、出售或租賃的任何資產中直接或間接持有任何權益。

(h) 服務合約

董事概無與公司訂有不可由公司免付賠償金（法定的賠償金除外）而於一年內終止的服務合約。

同意書及專業人士

德國商業銀行已就此通函的刊發發出同意書，同意以此通函所示的形式及涵義轉載其函件及引述其名稱，且迄今並無撤回其同意書。

專業人士的資格

以下爲於此通函內提供意見或建議的專業人士的資格：

名稱　　德國商業銀行

資格　　德國商業銀行，透過其香港分行經營，爲根據銀行業條例註冊之持牌銀行及證券及期貨條例項下認可財務機構，可進行證券及期貨條例附表 5 所載第 1 類（證券交易）、第 4 類（就證券提供意見）及第 6 類（就機構融資提供意見）之受規管活動。

於最後可行日期，德國商業銀行並無於集團任何成員公司直接或間接擁有任何持股權益，亦無權（無論是否可依法執行的權利）認購或提名任何人士認購集團任何成員公司的證券。

(d) 公司旗下附屬公司的主要股東

就公司董事或行政總裁所知，截至最後可行日期，下述人士持有有權於以下公司旗下附屬公司的股東大會上投票的已發行股本 10%或以上權益：

附屬公司名稱	股東名稱	所持股份數目及類別	持股量百分率
聯亞旅遊資訊系統（香港）有限公司	PCCW Enterprises Limited	5,778,945 股普通股	37.04%
香港華民航空有限公司	DHL Worldwide Express BV	36,268,000 股 B 股普通股	40%
CLS Catering Services Limited	LSG Lufthansa Services GmbH	132,032 股普通股	40%

(e) 董事於競爭業務的權益

白紀圖、陳南祿及李家祥爲中國國際航空股份有限公司的董事。由於中國國際航空股份有限公司經營的若干航點與公司相同，因此直接或間接與公司業務構成競爭或可能構成競爭。

董事認爲集團能夠並確實以獨立於中國國際航空股份有限公司競爭業務的方式及按公平原則經營業務。

(f) 其他董事權益

陳南祿、郭鵬、何祖英、何禮泰及白紀圖均爲太古的董事，亦爲英國太古集團有限公司集團（「太古集團」）的僱員，顏堅信及湯彥麟亦爲太古集團僱員，而范鴻齡、莫偉龍及張立憲爲中信泰富的董事及僱員。如上文所述，太古、英國太古集團有限公司及中信泰富均爲公司的主要股東。

公司與香港太古集團有限公司（「香港太古集團」）訂有服務協議（「太古協議」），香港太古集團根據該協議提供的服務，包括由香港太古集團提供太古集團董事及高級行政人員所給予的意見及專業知識、太古集團職員提供的全職或兼職服務、其他行政管理及相類服務，以及不時由雙方協定的其他服務。

香港太古集團就該等服務收取年度服務費，按公司扣除稅項及少數股東權益前綜合溢利的 2.5%計算，並經若干調整。公司亦須按成本價償付太古集團因提供服務所引致的一切開支。

Easerich Investments Inc. 持有的 191,922,273 股及 Motive Link Investments Inc. 持有的 207,376,655 股。

(b) 中國國際航空股份有限公司被視爲擁有其附屬公司中航興業有限公司間接持有的 288,596,335 股。

(c) 中國航空集團公司被視爲擁有合共 2,948,122,554 股公司股份權益，因其附屬公司中國國際航空股份有限公司及中航興業有限公司被視爲擁有該等股份權益。

(d) 由於英國太古集團有限公司集團直接或間接擁有相當於約 34.03%的已發行股本及約 54.65%的投票權的太古股份有限公司股份權益，而太古股份有限公司被視爲擁有 2,948,122,554 股公司股份，因此英國太古集團有限公司及其全資附屬公司香港太古集團有限公司亦被視爲擁有該等股份權益。

(c) 公司授予的認股權詳情

公司於一九九九年三月十日採納一項股份認購權計劃（「計劃」）。於一九九九年三月十五日，根據此計劃以行使價每股港幣 7.47 元授出相當於 68,327,000 股公司股份的認股權，給予支付港幣一元以獲認股權的航空機組人員。此計劃現已結束，再無任何認股權可根據此計劃發行。各董事或行政總裁概無根據此計劃獲授予任何認股權。

除在有限情況外，相等於 50%股份的認股權於二零零二年三月十五日開始可行使，而餘數則於二零零四年三月十五日開始可行使。除在有限情況外，所有認股權須於二零零九年三月十四日前行使。

於最後可行日期，尚未行使的認股權相當於 7,935,000 股公司股份，詳情如下：

授出日期	於最後可行日期尚未行使認股權數目	認購期	每股認購價港幣
15/03/1999	7,935,000	15/03/1999 - 14/03/2009	7.47

(b) 主要股東

除下文所披露者外，就公司董事及行政總裁所知，概無任何人士於最後可行日期在公司的股份及相關股份（包括認股權）中擁有權益或淡倉而須根據證券及期貨條例第 XV 部第 2 及第 3 分部的規定作出披露：

<u>於國泰航空股份的權益</u>

名稱	普通股數目	好倉或淡倉	佔已發行股本百分率
中國國際航空股份有限公司	2,948,122,554	好倉	74.98%
中國航空集團公司	2,948,122,554	好倉	74.98%
中航興業有限公司	2,948,122,554	好倉	74.98%
中信泰富有限公司	2,948,122,554	好倉	74.98%
太古股份有限公司	2,948,122,554	好倉	74.98%
英國太古集團有限公司	2,948,122,554	好倉	74.98%

附註：於最後可行日期，

(a) 根據證券及期貨條例第 317 條，中國國際航空股份有限公司、中航興業有限公司、中信泰富有限公司及太古股份有限公司，各自作爲於二零零六年六月八日訂立有關公司的股東協議的合約方，被視爲擁有合共 2,948,122,554 股公司股份權益，其中包括：

    (i) 太古股份有限公司直接持有的 1,572,332,028 股；

    (ii) 中信泰富有限公司及其全資附屬公司 Super Supreme Company Limited 間接持有的 687,895,263 股，其中包括其全資附屬公司持有的公司股份： Custain Limited 持有的 286,451,154 股、Grand Link Investments Holdings Ltd. 持有的 189,976,645 股、Perfect Match Assets Holdings Ltd. 持有的 21,809,399 股及 Smooth Tone Investments Ltd. 持有的 189,658,065 股；

    (iii) 中航興業有限公司間接透過其全資附屬公司 Angel Paradise Ltd.持有的 288,596,335 股；及

    (iv) 中國國際航空股份有限公司及其附屬公司 Total Transform Group Limited 間接持有的 399,298,928 股，其中包括其全資附屬公司

責任聲明

本文件的資料是爲遵照上市規則而刊載，旨在提供有關公司的資料。

各董事願意共同及個別就本文件所載資料的準確性承擔全部責任，並在作出一切合理查詢後，確認就其所知及所信，本文件並無遺漏任何事實，足以令本文件所載任何內容產生誤導。

重大不利轉變

董事確認，於最後可行日期，董事並不知悉集團的財務或營業狀況自二零零六年十二月三十一日（即公司最近一次公佈的經審核賬目的編製結算日期）以來，曾出現任何重大不利轉變。

權益披露

(a) 董事及行政總裁的股份權益

除下文所披露者外，於最後可行日期，公司董事或行政總裁並無在公司或任何相聯法團（定義見證券及期貨條例）的股份、相關股份及債券中擁有任何(a)根據證券及期貨條例第 XV 部第 7 及第 8 分部須知會公司及聯交所的權益或淡倉（包括根據證券及期貨條例有關條文被視爲或當作持有的權益及淡倉）；或(b)根據證券及期貨條例第 352 條須列入有關條例所述的登記冊的權益或淡倉；或(c)根據標準守則須知會公司及聯交所的權益或淡倉。

<u>於國泰航空股份的權益</u>

董事姓名	持有身份	好倉或淡倉	持有公司普通股數目	佔已發行股本百分率
陳南祿	實益擁有人	好倉	9,000	0.00023%
湯彥麟	實益擁有人	好倉	5,000	0.00013%

(ii) 要為購買貨機作出龐大投資，而能夠招攬信譽良好的長期客戶，可為集團的收益及溢利率帶來重大及穩定的貢獻；

(iii) 將服務協議訂為長期協議（即超過三年），以充分利用服務協議所帶來的商業利益，合乎公司的一般處理方法；及

(iv) 公司將遵守上市規則第 14A.37-41 條規定的持續責任，並在二零一八年十二月三十一日以後或超逾年度上限或服務協議的條款有重大修訂時，將重新遵守有關的上市規則，

因此我們認為，服務協議的條款、其協議期限及年度上限公平合理，符合公司及股東的整體利益。

德國商業銀行香港分行

高級副總裁兼企業融資主管	**企業融資副總裁**
陳嘉忠	**黃倩暉**

二零零七年三月二十一日

面的增長；及(ii)亞太區推行全球化以及外商直接投資上升，使航機班次更趨頻密，直航服務愈見增加。

(i) 亞洲區內經濟及交通增長

有關航空貨運交通方面，亞洲區內航空貨運市場在二零零六年佔全球航空貨運噸數的 15.9%。在未來數年間，亞洲將繼續領先全球航空貨運，在過去二十年已維持平均每年 10.8%的強勁增長。由於亞洲經濟增長日益改善、中國經濟在二零零六年增長約 10%及持續增長，以及貿易壁壘預料將會減少，將提供更多促進航空交通的機會。

(ii) 全球化及網絡發展

我們從市場研究報告看到，採購、製造、組裝及分銷工作有持續傾向全球化的趨勢，所帶來的航空貨運量，在亞洲航空貨運增長率中佔很大的比例。機場基建設施不斷改良及擴充，以及機場不斷進行改善工程，預料會刺激區內的航空貨運交通量。

我們曾與董事進行商討，並得悉華民航空將考慮購置或租賃額外的貨機，以把握亞洲區內航空貨運業的增長機會。基於以上原因，我們認為二零零八至二零一八年的年度上限從二零零七年的年度上限平均每年遞增 7.84%，在亞洲區內航空貨運業未來二十年預計每年平均增長 8.6%的前景下，乃屬公平合理。

4.3 我們的結論

我們在參考以下各項審閱了服務協議、其協議期限及年度上限：(i)交易年值的過往數據及集團的擴展策略；(ii)航空貨運業預期穩步增長以及亞太區航空貨運業務整體前景樂觀；(iii)公司機隊的增長及 DHL 於亞太區的業務策略；及(iv)能夠招攬信譽良好、業務穩定，且在派遞服務方面經驗豐富的客戶，可為集團的收益及溢利率帶來重大貢獻。

董事在釐定服務的年度上限時，已根據航空貨運業務的整體宏觀環境、華民航空與 DHL 之間的特殊策略和合作潛力及其他因素，就服務作出各種預測。董事認為，二零零七年至二零一八年間每年的年度上限，應因應華民航空未來航空貨運業務的增長而設有合理的緩衝額。

經考慮上述主要因素及原因後，鑑於：

(i) 董事認為向 DHL 提供空運貨物可運載量是公司與華民航空在一般正常商業運作中的正常商業活動一部分；而與 DHL 簽訂的條款，並不比給予獨立第三者的條款優厚；

4.2.1 集團現有航空貨運業務及擴展計劃

集團是傑出的航空公司之一，提供貨運及客運服務前往世界各地。公司與華民航空是在一般正常商業運作中爲 DHL 提供空運貨物可運載量，作爲正常商業活動一部分。根據公司最近一期的年度報告書，航空貨運營業額佔集團截至二零零四年及二零零五年十二月三十一日止年度營業額的比例分別約爲 27%及 25%。我們注意到服務佔集團截至二零零四年及二零零五年十二月三十一日止年度整體航空貨運業務的比例分別約爲 6%及 9%。

我們從公司的年度及中期報告書中注意到，華民航空於二零零六年六月三十日擁有八架空中巴士 A300-600F 型貨機，而公司已於二零零六年六月訂購六架波音 747-400ERF 型貨機，在二零零八至二零零九年間付運。

4.2.2 截至二零零七年十二月三十一日止年度的年度上限分析

誠如董事局函件所述，截至二零零五年及二零零六年十二月三十一日止年度的交易實際款額分別爲港幣十一億六千七百萬元及港幣十三億六千九百萬元。我們注意到，二零零七年度的交易年度上限，較截至二零零六年的交易實際款額高約 61%。我們曾與董事進行討論，並審閱了公司最近一期的年度報告書，發現此增幅的成因主要爲(i)董事相信香港會繼續擔當珠江三角洲門戶的重要角色，前往歐洲、日本及美國的需求維持強勁；及(ii)華民航空於二零零六年接收了兩架 A300-600 型貨機，機隊從六架增至八架貨機，其相關服務量增長的全年效應將於二零零七年反映。

此外，我們亦審閱了 Deutsche Post AG （全球領先的物流公司之一，爲 DHL 的控股公司）的最近一期二零零六年一月至九月份中期報告書，並注意到二零零六年首九個月的亞太區收益，較二零零五年同期增加了 22%。該公司相信，中國內地由於對全球開放貿易投資，因而具有龐大的發展潛力。誠如該中期報告書論述，我們注意到，作爲 DHL 亞洲區策略的主要部分，DHL 已啓用位於香港國際機場的新樞紐中心，這是區內規模最大、最現代化的貨運中心，另外 DHL 亦投資興建位於北京的新總部。

4.2.3 二零零八至二零一八年的年度上限分析

我們注意到二零零八至二零一八年的年度上限表示從二零零七年的年度上限平均每年遞增 7.84%。我們審閱了最近各主要飛機製造商於二零零六及二零零七年發表有關全球航空貨運預測，發現連接亞洲區內各地的航空貨運市場預期在未來數年間將繼續穩步增長，並遠高於全球平均增長。由於亞洲區內市場從二零零五至二零二五年每年平均約有 8.6%的增長，亞洲航空貨運市場將繼續領先全球航空貨運業。我們注意到，亞洲區內的航空貨運業出現如此增長，主要成因是(i)亞洲區內經濟及交通方

就此，總結以上各點，我們確認服務協議屬長期性質乃合乎業內一般處理方法。

B. 年度上限基準

4.1 設定年度上限的原因

由於需要設定二零零七年起的年度上限，因此公司須遵守上市規則第14A.35條有關公告、申報及股東批准的規定。

如董事局函件所述，服務協議的年度上限乃參照在下列截至二零零六年十二月三十一日止的四年間交易的實際款額而釐定，並已加入百分之三十的緩衝額，以便靈活應付服務水平因應華民航空機隊增長而可能出現的改變。公司建議爲交易設定年度上限如下：

(港幣百萬元)	2002 實際	2003 實際	2004 實際	2005 實際	2006 實際	
服務	43	322	715	1,167	1,369	

(港幣百萬元)	2007 上限	2008 上限	2009 上限	2010 上限	2011 上限	2012 上限
服務	2,210	2,470	2,730	2,990	3,250	3,510

(港幣百萬元)	2013 上限	2014 上限	2015 上限	2016 上限	2017 上限	2018 上限
服務	3,770	4,030	4,290	4,550	4,810	5,070

4.2 年度上限基準

我們在確定上述公司建議的年度上限是否公平合理及符合股東利益時，已就交易的年度上限與董事檢討及討論設定有關基準的問題。

我們曾與董事進行商討，並注意到建議的年度上限是基於以下各項而釐定：(i)交易的過往實際年值；(ii)在考慮到根據經濟環境（特別是亞太區）而估計未來爲 DHL 提供的航空貨運服務需求後，對集團整體航空貨運業務的內部預測；及(iii)二零零七至二零一八年的年度上限平均每年遞增 7.84%，這是個合理的緩衝額，可配合服務水平可能因應華民航空機隊的增長而出現變化。我們注意到華民航空於二零零六年接收兩架空中巴士 A300-600F 型貨機，機隊從六架增至八架該型號貨機，其相關服務量增長的全年效應將於二零零七年反映。

對年度上限作出定論前，我們曾與董事商討，並對亞太區航空貨運業進行研究。現謹將我們的分析羅列如下：

在華民航空提供服務予 DHL 的航班上，DHL 的速遞貨物獲優先處理權。DHL 在這些航班上剩餘的艙位，可由華民航空售予其他顧客。此外，DHL 會就華民航空爲其預留但未有佔用的艙位作出補償。

我們在審閱服務協議後，知悉 DHL 同意支付 (i) 華民航空根據服務協議履行責任時所承擔的一切費用；及 (ii) 雙方協定就華民航空所動用資本的一個百分比。我們與董事局商討後，明白 DHL 爲華民航空的主要顧客，而服務協議讓華民航空可在若干程度上預先確實分配航班的艙位。我們明白由於華民航空爲其顧客提供的服務範圍並不一樣，因此比較服務協議所採用的服務定價是否與華民航空提供予其他顧客的定價一致，是不切實可行的。然而，董事局已確認與 DHL 簽訂的服務協議條款，並不比國泰航空給予獨立第三方的條款優厚。此外，我們亦與董事局就集團在同類合約的整體定價機制進行商討，董事局確認所有價格在之前及以後均按公平原則磋商，並考慮到顧客所要求的可運載量及合約的年期。

3. 協議期限

謹此提述二零零五年通函及其中所載我們的函件。我們知悉服務協議的協議期限約爲十六年，超逾上市規則第 14A.35 條所列的三年期限。然而，我們從董事局得悉 (i) 服務協議是集團與 DHL 簽訂的一份既穩定又有盈利的合約，截至二零零四年及二零零五年十二月三十一日止年度，服務分別佔集團整體貨物空運服務約 6%及 9%；(ii) 華民航空爲購買貨機而付出大量時間與投資，而貨機折舊期長達至少二十年；及 (iii) 與一個信譽良好的顧客訂立長期合約，該顧客乃全球首屈一指的物流公司。

我們在審閱研究報告後，知悉一架新飛機由訂購至付運，需時約二十四個月，平均經濟壽命約爲二十七年。我們亦與董事局進行商討，明白華民航空並無就貨運服務與第三方訂立其他同類長期合約。我們明白公司採用大型貨機載運一般貨物。根據服務協議，華民航空須購買小型貨機運載 DHL 的速遞貨物（供運送少量貨物和加快周轉時間）。爲此，服務協議的長期性質只反映華民航空有特別需要購買不同類型的飛機供 DHL 使用。

基於以下各項考慮：(i) 購買一架飛機的資本性質及所需時間；(ii) 服務協議最初於二零零二年十月十七日簽訂（其後經修訂），其條款乃按公平原則磋商及按一般商業條款達成；及 (iii) 服務協議爲公司提供穩定而有盈利的業務（即費用及華民航空所動用資本一個雙方協定的百分比），我們認爲限制協議的協議期限爲三年並不符合公司及其股東的整體利益，因集團將不能全面收回在貨機所作的投資，以及全面受惠於服務協議所帶來的商業利益。

容產生誤導。我們亦假設通函所列載或提述的一切資料、陳述及聲明於通函日期作出時均屬真實、完整及準確。這些資料、陳述及聲明乃由公司向我們提供，公司須對此負全責。

我們認爲已審閱充分資料，足以就服務協議、協議期限及交易年度上限達致審慎的意見，並提供意見的合理依據。我們沒有理由懷疑任何重要事實遭遺漏或隱瞞，亦不知悉任何事實或情況足以令我們所獲資料及陳述變得失實、不準確或誤導。然而，我們並無就公司提供的資料進行獨立核證，亦無對集團的業務及狀況進行獨立的深入調查。

由於需要設定二零零七至二零一八年的年度上限，公司須遵守上市規則有關持續關連交易的適用規定。

華民航空爲公司持有六成股權的附屬公司。DHL 因持有華民航空四成應佔權益而爲公司的關連人士。爲此，根據上市規則，由華民航空提供予 DHL 的服務構成持續關連交易。

考慮的主要因素

在評定服務協議、協議期限及交易年度上限，並向獨立董事委員會及股東提供獨立財務意見時，我們已考慮到以下的主要因素及理由：

A.　背景

1.　公司、DHL 及華民航空

公司的主要業務是營運主要來往香港的定期航班服務，以及其他相關服務，包括航空飲食服務、飛機處理及工程服務。

華民航空是一家區內貨運航空公司，其主要業務是營運貨物速遞運輸服務前往亞太區的主要城市。

DHL 營運國際貨物速遞業務。

2.　服務協議

謹此提述二零零五年通函及其中所載我們的函件。根據服務協議，華民航空向 DHL 提供有關出售華民航空於亞洲區營運的若干貨機艙位供運載 DHL 空運速遞貨物的服務。服務協議的期限爲二零零二年十月十七日至二零一八年十二月三十一日，DHL 可行使選擇權延長協議期限至二零一八年十二月三十一日後雙方所協定的期限。在若干特定情況下，服務協議可於約滿前提前終止，這些特定情況包括任何一方嚴重違約及持續出現不可抗力的情況。

以下爲德國商業銀行就交易致獨立董事委員會及股東的意見函件全文，以供載入本通函。

德國商業銀行
COMMERZBANK
(Public Limited Company Incorporated in the Federal Republic of Germany)
HONG KONG BRANCH
G.P.O. BOX 11378
HONG KONG
21/F, The Hong Kong Club Building
3A Chater Road, Central
telephone 28429666
telex 66 400 cbk hk hx
fax 28681414
swift COBAHK HX XXX

國泰航空有限公司
獨立董事委員會及股東
香港金鐘道八十八號
太古廣場二座三十五樓

國泰航空有限公司
獨立董事委員會及股東：

與 DHL 的持續關連交易

緒言

我們謹此提述獲委任爲獨立財務顧問，就有關服務協議的持續關連交易向獨立董事委員會及股東提供意見，有關詳情載於二零零七年三月二十一日的通函（「**通函**」）內，而本函件爲其一部分。除文意另有所指外，通函的釋義適用於本函件。

董事局於二零零七年三月十二日宣佈設定交易從二零零七年至二零一八年的年度上限。如通函所述，服務協議是華民航空與 DHL 於二零零二年十月十七日訂立並於其後修訂的，根據服務協議，華民航空向 DHL 提供有關出售華民航空於亞洲區營運的若干貨機艙位供運載 DHL 空運速遞貨物的服務。

作爲獨立董事委員會的獨立財務顧問，我們的職責是就服務協議向獨立董事委員會及股東提供意見，包括協議期限及年度上限是否公平合理，是否符合公司及其股東的整體利益，以及交易是否按一般商業條款達成，且在國泰航空一般正常商業運作中簽訂。

我們在表達意見時，信賴由公司向我們所提供的資料及事實。我們假設通函所列載及提述的一切資料、意見及聲明均屬真實、完整及準確，並加以信賴。我們亦信賴公司的聲明，表示其在作出一切適當查詢及周詳決定後，及就其所知及所信，並無遺漏任何其他事實或聲明，以致有關公告（包括本函件）任何內

各位股東：

與 DHL 的持續關連交易

我們謹此提述公司二零零七年三月二十一日的通函（「通函」），本函件爲其一部分。除文意另有所指外，通函的釋義適用於本函件。

我們獲委任成立獨立董事委員會，以研究交易的條款，以及據我們的見解，就交易條款對股東是否公平合理向股東給予意見。德國商業銀行已獲委任就交易條款（包括協議期限及年度上限）向獨立董事委員會及股東給予意見。

請參閱通函第四至六頁所載的董事局函件，裡面載有包括有關交易的資料，以及通函第八至十四頁所載由德國商業銀行發出的函件，裡面載有該銀行就交易條款（包括協議期限及年度上限）給予的意見。

我們考慮過德國商業銀行的意見後，認爲交易條款（包括協議期限及年度上限）對股東乃屬公平合理，且符合公司及股東的整體利益。

獨立董事委員會
獨立非常務董事
利定昌
柯清輝
蘇澤光
董建成

二零零七年三月二十一日

進行交易的理由及得益

向 DHL 提供空運貨物可運載量，是公司與華民航空在一般正常商業運作中的正常商業活動一部分，可爲公司及華民航空的收益及盈利帶來重大貢獻。董事局認爲交易的條款公平合理，符合公司及其股東的整體利益。

交易雙方的關係

DHL 因持有公司附屬公司華民航空四成應佔權益而爲公司的關連人士。

遵守上市規則

由於預計交易根據上市規則第 14.07 條界定的相關百分比率（盈利比率除外）最高者每年將超過 2.5%，因此公司須遵守上市規則第 14A.35 條有關公告、申報及股東批准的規定。

德國商業銀行已獲聘爲獨立財務顧問，就交易的年度上限等須獲獨立股東批准的事項向獨立董事委員會及股東提供意見。公司已接獲一批有密切聯繫的股東的書面批准，該批股東爲太古及中信泰富，前者持有公司已發行股本總額 1,572,332,028 股 (39.94%)，後者持有 687,895,263 股 (17.48%)。太古及中信泰富爲公司於二零零六年六月八日公告中提述有關國泰航空的股東協議的合約方。如公司根據上市規則第 14A.18 條的規定召開股東大會，並無股東須放棄投票。公司已向聯交所申請授予一項豁免，使公司毋須召開股東大會以通過交易的年度上限。

公司將遵守上市規則第 14A.37-41 條規定的持續責任，在二零一八年十二月三十一日以後或超逾年度上限或服務協議的條款有重大修訂時，將重新遵守有關的上市規則。

建議

請參閱 (i) 本通函第七頁所載由獨立董事委員會發出的函件，裡面載有該委員會就交易給予股東的建議；及 (ii) 本通函第八至十四頁所載由德國商業銀行發出的函件，裡面載有該銀行就交易給予獨立董事委員會及股東的意見，以及其表達意見時所考慮到的主要因素及理由。

其他資料

此外，亦請參閱本通函附錄所載的資料。

承董事局命
國泰航空有限公司
主席
白紀圖

二零零七年三月二十一日

本通函的目的，乃爲閣下提供服務的詳情、獨立董事委員會函件、獨立財務顧問致獨立董事委員會及股東函件，以及上市規則要求提供的其他資料。

交易

根據服務協議，華民航空爲 DHL 提供服務。

服務協議的條款符合一般商業慣例。DHL 須於每月收到發票當日起計三十天內以現金付款給華民航空。

協議期限爲二零零二年十月十七日至二零一八年十二月三十一日，DHL 可行使選擇權延長協議期限至二零一八年十二月三十一日後雙方所協定的期限。在若干特定情況下，協議可於約滿前提前終止，這些特定情況包括任何一方嚴重違約及持續出現不可抗力的情況。

由於華民航空要爲購買貨機提供服務而作出龐大投資，而貨機的折舊期長達至少二十年，因此董事局認爲，協議期限超逾三年合乎業內一般處理方法。

定價基準及年度上限

服務協議的年度上限乃參照在下列截至二零零六年十二月三十一日止的四年間交易的實際款額而釐定，並已加入百分之三十的緩衝額，以便靈活應付服務水平因應華民航空機隊增長而可能出現的改變。華民航空於二零零六年接收兩架空中巴士 A300-600F 型貨機，機隊從六架增至八架該型號貨機，其相關服務量增長的全年效應將於二零零七年反映。此外，年度上限平均每年增長 7.84%提供合理的緩衝額，應付服務水平因應華民航空機隊增長而可能出現的改變。根據按公平原則與 DHL 就所提供服務的可運載量訂出的價格，董事局估計，交易的年度上限將不超過下列金額：

(港幣百萬元)	2002 實際	2003 實際	2004 實際	2005 實際	2006 實際	
服務	43	322	715	1,167	1,369	

(港幣百萬元)	2007 上限	2008 上限	2009 上限	2010 上限	2011 上限	2012 上限
服務	2,210	2,470	2,730	2,990	3,250	3,510

(港幣百萬元)	2013 上限	2014 上限	2015 上限	2016 上限	2017 上限	2018 上限
服務	3,770	4,030	4,290	4,550	4,810	5,070

國泰航空有限公司

（於香港註冊成立的有限公司）

常務董事
白紀圖（主席）
顏堅信
陳南祿
鄧健榮
湯彥麟

非常務董事
郭鵬
范鴻齡
何祖英
何禮泰
李家祥
莫偉龍
韋立邦
張蘭
張立憲（范鴻齡代董事）

獨立非常務董事
利定昌
柯清輝
蘇澤光
董建成

註冊辦事處：
香港
金鐘道八十八號
太古廣場二座
三十五樓

各位股東：

與 DHL 的持續關連交易

緒言

謹此提述公司就華民航空與 DHL 於二零零二年十月十七日訂立並於其後修訂的服務協議所進行的交易於二零零二年十月十七日、二零零五年六月二十七日及二零零七年三月十二日的公告及二零零五年通函。根據服務協議，華民航空向 DHL 提供有關出售華民航空於亞洲區營運的若干貨機艙位供運載 DHL 空運速遞貨物的服務。

由於需要設定二零零七年起的年度上限，因此公司須遵守上市規則有關持續關連交易的適用規定。

標準守則	上市規則附錄十，即上市公司董事進行證券交易的標準守則。
中國	中華人民共和國。
服務	華民航空向 DHL 提供有關出售華民航空於亞洲區營運的若干貨機艙位供運載 DHL 空運速遞貨物的服務。
服務協議	華民航空與 DHL 於二零零二年十月十七日訂立並於其後修訂的服務協議。
證券及期貨條例	香港法例第 571 章證券及期貨條例。
股東	公司的股東。
聯交所	香港聯合交易所有限公司。
太古	太古股份有限公司，一家於香港註冊成立並於聯交所上市的公司。
協議期限	服務協議的期限，即二零零二年十月十七日至二零一八年十二月三十一日。
交易	華民航空根據服務協議，向 DHL 提供服務。

於本通函內，除文義另有所指外，下列詞彙具備以下涵義：

二零零五年通函	公司於二零零五七月十二日就交易發出的通函。
華民航空	香港華民航空有限公司，其六成股權由公司持有，四成由 DHL 持有，主要經營貨運航班服務。
國泰航空或公司	國泰航空有限公司，一家於香港註冊成立並於聯交所上市的公司。
中信泰富	中信泰富有限公司，一家於香港註冊成立並於聯交所上市的公司。
DHL	DHL International GmbH (前稱敦豪國際有限公司)，主要經營國際速遞服務。DHL 爲 Deutsche Post AG 的全資附屬公司，該公司於德國註冊成立並於法蘭克福證券交易所上市，主要經營運輸及物流服務。
董事	國泰航空董事。
集團	國泰航空及其附屬公司。
獨立董事委員會	董事局轄下的一個獨立委員會，成員利定昌、柯清輝、蘇澤光及董建成，均爲獨立非常務董事。
獨立財務顧問	德國商業銀行，透過其香港分行經營，爲根據銀行業條例註冊之持牌銀行及證券及期貨條例項下認可財務機構，可進行證券及期貨條例附表 5 所載第 1 類（證券交易）、第 4 類（就證券提供意見）及第 6 類（就機構融資提供意見）之受規管活動。
最後可行日期	二零零七年三月十五日，即本通函付印前確認其中若干資料的最後可行日期。
上市規則	聯交所證券上市規則。

此乃要件　請即處理

閣下如對本通函任何方面或對所要採取的行動**有任何疑問**，應諮詢持牌證券商、銀行經理、律師、專業會計師或其他專業顧問。

閣下如已將名下的國泰航空有限公司股份全部**售出或轉讓**，應立即將本通函送交買主或承讓人，或送交經手買賣或轉讓的銀行、持牌證券商或其他代理商，以便轉交買主或承讓人。

國泰航空有限公司

（於香港註冊成立的有限公司）
（股票代號：293）

與 DHL 的持續關連交易

獨立財務顧問：　COMMERZBANK
德國商業銀行香港分行

國泰航空公司

由獨立董事委員會發出的函件載於本通函第七頁。由德國商業銀行發出並載有其給予獨立董事委員會及股東意見的函件，載於本通函第八至十四頁。

二零零七年三月二十一日

END